King & Spalding LLP 1100 Louisiana Street, Suite 4000
Houston, Texas 77002-5213 www.kslaw.com

James H. Wilson
Direct Dial: (713) 751-3207
Direct Fax: (713) 751-3290
jhwilson@kslaw.com
January 16, 2007
VIA EDGAR AND HAND DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, NE
Washington, D.C. 20549-7010
Attention: Ms. April Sifford

Re:	Newfield Exploration Company (“Newfield”) Form 10-K for the Year Ended December 31, 2005 (the “Form 10-K”) Filed March 3, 2006 File No. 001-12534
Ladies and Gentlemen:
     This letter is being furnished to you on behalf of our client, Newfield. Set forth below are the responses of Newfield to your comments with respect to the above referenced filing set forth in a letter dated December 28, 2006. For your convenience, we have repeated each of the comments set forth in the letter and followed each comment with Newfield’s response. Newfield is providing to you supplementally its proposed changes to the Form 10-K in response to your comments. Newfield will file an amendment to the Form 10-K upon resolution of your comments.

United States Securities and Exchange Commission

January 16, 2007
Financial Statements
Consolidated Statement of Income, page 53
1.	We note that you present commodity derivative expense as non-operating income on your statement of income, yet the cash portions appear to be included as operating activities on your statement of cash flows. Please revise either your statement of income or your statement of cash flows so that the treatment is consistent. We would normally expect to see such transactions that are presented as non-operating activities on the statement of income to be presented as investing activities on the statement of cash flows.

Response: Newfield presents cash settlements of commodity derivative contracts as operating activities on its statement of cash flows. As disclosed on page 67 of the Form 10-K, Newfield utilizes derivative contracts to hedge against the variability in cash flows associated with the forecasted sale of future oil and gas production. While some of these contracts have been designated as accounting hedges under SFAS 133, others have not.

Upon the adoption of SFAS 133 in 2001, all of Newfield’s derivative contracts were designated and qualified for hedge accounting. As a result, the unrealized gains and losses from changes in the fair value of those derivatives were, and continue to be, reported as an adjustment to accumulated other comprehensive income on its balance sheet. Upon settlement, realized gains and losses were, and continue to be, reclassified into oil and gas revenues to offset changes in the realized price of the underlying oil and gas production being hedged. Given the lack of specific guidance in SFAS 133 as to presentation, Newfield elected at the adoption date to include the ineffectiveness associated with its hedging program outside of operating income under the caption “commodity derivative income/expense” on its statement of income. Prior to 2003, this caption only represented the ineffectiveness associated with Newfield’s hedging program.

In 2003, Newfield began utilizing derivative contracts that were effective as economic hedges, but did not qualify for hedge accounting. Given the importance of the oil and gas revenue measure to investors in determining the average realized price per unit during a period, Newfield did not believe it was appropriate to include unrealized gains and losses on these non-qualifying derivatives within the oil and gas revenue caption. Because Newfield had a pre-established policy for including non-hedge gains and losses (i.e., ineffectiveness) under the commodity derivative income/expense caption on its statement of income, Newfield included the unrealized gains and losses on non-designated derivatives within this caption as well. As of October 1, 2005, Newfield discontinued designating contracts that would otherwise qualify for hedge accounting.

From an economic and risk management standpoint, Newfield does not distinguish between derivatives that qualify as accounting hedges and those that do not, nor

United States Securities and Exchange Commission

January 16, 2007
does it believe that investors make such a distinction. As such, Newfield’s preference for contracts that do not qualify or are not designated for hedge accounting would be to reclassify realized gains and losses from under the commodity derivative income/expense caption to under oil and gas revenues. Newfield believes that this presentation would provide the most meaningful information to investors as the realized portion of its overall commodity price risk management program would be reflected within oil and gas revenues exclusive of the volatility caused by period-to-period market value changes on open derivative contracts.

However, when establishing its policy, Newfield noted the Staff’s views on bifurcating realized and unrealized gains and losses within different captions on the statement of income and the intent of the FASB to eliminate synthetic instrument accounting when deliberating on SFAS 133. Newfield determined that the most appropriate treatment is to include both realized and unrealized gains and losses on non-designated derivatives within the commodity derivative income/expense caption.

The following reflects the impact of Newfield’s policy on reported cash flows for the years indicated:

	2005	2004	2003
	(in millions)
Cash settlements (outflows) on non-designated derivatives (per page 29 of the Form 10-K)	$(112)	$(24)	$—

Net cash provided by operating activities as reported	$1,109	$997	$669

Non-designated derivative settlements as a percentage of total operating cash flows	10.1%	2.4%	—

Net cash used in investing activities as reported	$(1,036)	$(1,599)	$(618)

Non-designated derivative settlements as a percentage of total investing cash flows	10.8%	1.5%	—
Your comment suggests that presentation on the statement of income dictates classification within the statement of cash flows. Newfield is not aware of such guidance within SFAS 95, nor does Newfield understand how an entity with a one-step statement of income would apply such guidance. Paragraph 21 of SFAS 95 states that cash flows from operating activities include all transactions and other events that are not defined as investing or financing activities and are generally the cash effects of transactions and other events that enter into the determination of net income.

United States Securities and Exchange Commission

January 16, 2007
Revenue Recognition, page 57
2.	Please expand your revenue recognition policy to address all of the criteria set forth in SAB Topic 13:1.

Response: In response to this comment, Newfield is providing to you supplementally its proposed revisions to page 57 of the Form 10-K.
Oil and Gas Properties, page 57
3.	Please address the following with regard to your accounting policies and disclosures for oil and gas properties:
(a) You state here that estimated net revenues are calculated for the ceiling test using end of period oil and gas prices as adjusted for location and quality differences. Please add disclosure to explain how this adjustment complies with the requirements of Regulation S-X, Rule 4(c)(4)(A).
(b) Likewise your disclosure on page 92 indicates that your calculation of the standardized measure includes future cash inflows estimated by applying year-end oil and gas prices adjusted for location and quality differences. Please add disclosure to explain how you are complying with SFAS 69, paragraph 30(a).
Response: Newfield believes its accounting policy for the calculation of future net revenues for ceiling test purposes is compliant with Regulation S-X, Rule 4-10(c)(4)(A). Newfield also believes that its calculation of the standardized measure is in compliance with SFAS 69, paragraph 30(a). The language you reference was intended to indicate that Newfield’s production may not be sold at market hubs and may not meet quality parameters for a posted price. In response to this comment, Newfield is providing to you supplementally its proposed revisions to pages 58 and 92 of the Form 10-K.
Asset Retirement Obligations, page 58
4.	Please tell us why your table on page 59 does not include revisions of estimated liabilities. Refer to the requirements of SFAS 143, paragraph 22. Your footnote (1) indicates that you are combining revisions with new liabilities incurred in the period. These should be presented separately.

Response: In response to this comment, Newfield is providing to you supplementally its proposed revisions to the 2005 information in the Asset Retirement Obligations (“ARO”) table on page 59 of the Form 10-K. There were no material revisions to Newfield’s ARO in 2003 or 2004.

United States Securities and Exchange Commission

January 16, 2007
Supplementary Oil and Gas Disclosures, page 89
5.	Please tell us whether assets sold with your Australian subsidiary in 2003 included oil and gas properties and, if so, whether information regarding these properties is included here. Please note that we would expect information regarding such properties to be included wherever applicable, such as in the chart demonstrating the 2003 versus 2002 estimated net quantities of proved oil and gas reserves and the 2003 summary of changes in the standardized measure.

Response: Newfield confirms that the assets sold with its Australian subsidiary in 2003 included oil and gas properties. Newfield’s 2003 supplementary oil and gas disclosures exclude the information related to these Australian oil and gas operations because the disposed assets were accounted for as discontinued operations. Pursuant to the requirements of SFAS 144, Newfield’s primary financial statements and associated footnotes were recast to exclude the results of its historical activities in Australia. Similar to all other footnotes, Newfield believes that any supplemental information, including the disclosures required by SFAS 69, should also be presented on a basis consistent with the presentation in the primary financial statements. As such, Newfield’s 2003 SFAS 69 disclosures exclude the reserve, standardized measure and cost information related to its activities in Australia.

Newfield understands that the Staff has recently expressed an alternative view suggesting that supplemental oil and gas disclosures should not be recast to reflect the impact of discontinued operations. Newfield has evaluated the impact of revising the 2003 supplemental oil and gas disclosures to include the Australian oil and gas operations consistent with the Staff’s view. The table below sets forth such impact.

	Consolidated
	As Reported	Australia	%
2003 Costs Incurred (in millions):

Property Acquisitions:
Unproved	$45	$—
Proved	140	—
Exploration	162	—
Development	332	6	1.8%

Total	$679	$6	0.9%

Proved Reserves (in Bcfe)

December 31, 2002	1,181.3	24.5	2.1%
December 31, 2003	1,316.8	—	—

Changes in Standardized Measure (in millions):

December 31, 2002	$2,247	$18	0.8%
December 31, 2003	$2,935	$—	—

United States Securities and Exchange Commission

January 16, 2007
(Because the Australian operations were sold in 2003, no year end reserve report for Australia was prepared in 2003. As a result, neither a reserve rollforward nor a change in standardized measure was calculated for that year. However, the only changes in reserves and SMOG in 2003 would have resulted from production and the ultimate sale of the business. Based on the beginning and ending balances, neither of these would have been material to the consolidated line items within the reserve or SMOG changes tables.)

Newfield acknowledges the Staff’s interpretation of the SFAS 69 disclosure requirements. However, given the immaterial impact of applying this interpretation, Newfield does not believe that revising the 2003 disclosures to include Australia would provide any relevant or useful information to financial statement users.
Engineering Comments
Business, page 1
Equity Ownership and Incentive Compensation, page 2
6.	We note your statement: “We want our employees to act like owners. To achieve this, we reward and encourage them through equity ownership and performance-based compensation. A significant portion of our employees’ compensation is contingent on our profitability.” With a view toward possible disclosure, please discuss whether you compensate any of your employees on a basis that explicitly considers your disclosed proved reserves.

Response: Newfield compensates its employees primarily through salary, awards under its incentive compensation plan, restricted stock grants and stock options. Newfield granted restricted stock awards to select management employees in February 2000, 2001 and 2002 that vest on the ninth anniversary of the date of grant. However, the awards may vest earlier at a rate of 20% per year if one or both of the stated annual performance targets are met beginning with the year of grant. The annual performance targets are (a) a 10% or greater rate of return on average stockholders’ equity for the performance year and (b) the addition of proved reserves during the performance year at least equal to production for the year. Restricted stock grants in 2003, 2004 and 2005 vest based on Newfield’s ranking among peer companies based on total stockholder return. To the extent grants from 2000 through 2005 were made to the “named executive officers” (each year but 2004), the terms of the restricted stock grants have been disclosed in Newfield’s proxy statements. Except as described above, Newfield does not compensate any of its employees on a basis that explicitly considers Newfield’s disclosed proved reserves.

United States Securities and Exchange Commission

January 16, 2007
Properties, page 9
Proved Reserves and Future Net Cash Flows, page 11
7.	Supplementally, submit to us the petroleum engineering reports — in hard copy and electronic format — you used as the basis for your 2005 U.S. proved reserve disclosures. The report should include:
a)	One-line recaps for each property sorted by field and by present worth within each proved reserve category including the estimated date of first production for your proved undeveloped properties (PUD) and the year-end date that each PUD property was booked.

b)	Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties.

c)	Individual income forecasts for each of the five largest properties (net equivalent reserve basis) in the proved developed and proved undeveloped categories as well as the AFE for each of the five PUD wells. Include the 2005 historical costs for drilling and completion of all successful wells in the fields corresponding to the five PUD wells. Please address significant differences between the AFE and historical well costs.

d)	Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, historical recoveries for analogy wells) for each of these ten largest properties. Please include normal operational plots such as oil cut vs. cumulative production and injection history/estimated fill up for any secondary recovery units in the largest five developed properties.

e)	Narratives and engineering exhibits for the five largest 2005 U.S. reserve revisions — both negative and positive — caused by performance, not economics.

f)	Hindsight analyses of the amalgamated reserve estimates for all your PUD locations booked at year-end 2004 that were drilled in 2005. Include brief narratives reconciling the five largest PUD reserve estimates in this group to their current estimates. Address your corporate methodology for eliminating any significant sources of error here. You may contact us for assistance in this or any other matter.

United States Securities and Exchange Commission

January 16, 2007
Please direct these engineering items to:
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
Attn: Ronald M. Winfrey
Response: The requested information will be furnished to Mr. Winfrey under separate cover.
8.	We note that a third party engineer prepared reserve reports for 81% of your year-end 2005 proved reserves. Please:
a)	Identify the engineer and furnish to us the engineer’s consent to be referenced in your document;

b)	Furnish to us a paper and an electronic format copy of this report;

c)	Describe the nature and extent of your relationship with the engineer;

d)	Tell us how you determined the properties to be included in the report;

e)	Indicate the extent to which the engineer verified the accuracy of oil and gas production data, historical cost figures for operation and development, year-end product prices and validity of PUD spacing.
Response:
a)	Both Ryder Scott Company, L.P. (“Ryder Scott”) and DeGolyer and MacNaughton (“D&M”) have made independent determinations of proved reserves associated with selected properties. Ryder Scott’s consent to the use of its name in this letter is attached hereto as Exhibit A. D&M’s consent to the use of its name in this letter is attached hereto as Exhibit B.

b)	Newfield is providing to Mr. Winfrey, under separate cover, paper and electronic copies of the 2005 reserve reports prepared by Ryder Scott and D&M.

c)	Newfield engaged Ryder Scott and D&M to independently determine its reserves on properties selected as described below. Ryder Scott presents a separate report to Newfield’s Audit Committee each February that describes its work and relationship with Newfield. Newfield’s relationship with Ryder Scott has existed since Newfield first had proved reserves.

Newfield’s relationship with D&M began in 2003. D&M’s work for Newfield has been limited to selected Mid-Continent properties.

United States Securities and Exchange Commission

January 16, 2007
d)	Newfield’s credit facility requires it to provide independent reserve reports with respect to properties holding at least 70% of the present value of its proved reserves. Newfield determines the properties to be included in the reports based on size. Newfield starts with the largest properties and significant new discoveries and adds properties until the requisite threshold is met.

e)	Ryder Scott: The following information was provided by Ryder Scott. Please note that Ryder Scott’s reserve reports are not utilized in preparing Newfield’s financial statements and Ryder Scott does not evaluate all of Newfield’s proved reserves.

Production Data — Newfield provided production and test data to Ryder Scott on a per well basis. As part of its normal work procedures, Ryder Scott spot checked this production and test data against public sources. According to Ryder Scott, this data has always checked within reasonable minor differences (which may be caused by inaccuracies in the public sources).

Operating and Development Costs — Newfield provided operating and development costs on a field or well basis as appropriate in lump sum format without detailed back-up analysis. Ryder Scott did not examine any lease operating statements or AFEs. Ryder Scott used its experience and knowledge of parameters in the various operating areas as a check on reasonableness.

Product Prices — Newfield provided its opinion of the base prices applicable for SEC standards and the adjustments and differentials to these prices on a field or well basis in order to net the actual wellhead prices being received. Ryder Scott checked the base prices with various sources to insure a match. Ryder Scott did not examine any detailed financial statements or documents. Ryder Scott will question any parameters based on its general knowledge of the various areas.

PUD Spacing — All applicable SEC definitions and regulations as Ryder Scott understands them are followed in the analysis and assignment of PUD locations. Newfield provided documents and maps to Ryder Scott as appropriate with respect to its intent and schedules, development costs and specific locations to be drilled.

D&M: The following information was provided by D&M. Please note that D&M’s reserve reports are not utilized in preparing Newfield’s financial statements and D&M does not evaluate all of Newfield’s proved reserves.

Production Data — Production data was obtained from Newfield. D&M compared production data to public records to confirm consistency.

Operating and Development Costs — Operating and development costs were provided by Newfield without independent verification by D&M. D&M

United States Securities and Exchange Commission

January 16, 2007
compared operating and development costs to historical amounts and amounts for similar wells to determine reasonableness.

Product Prices — Pricing information was provided by Newfield without independent verification by D&M. D&M compared this information with pricing information for similar wells to determine consistency.

PUD Spacing — PUD spacing information was obtained from Newfield and reserves were estimated only for those that met the SEC guidelines.
9.	Please tell us the estimated hydrocarbon volumes, if any, you have claimed as proved reserves:
a)	In undrilled fault blocks;

b)	Below the lowest known — penetrated and assessed — structural occurrence of hydrocarbons;

c)	At locations that are not offsetting (adjacent to) productive wells.
Be advised we generally do not consider such volumes to be proved.

Response: Newfield has not classified as proved reserves any reserves (a) located in undrilled fault blocks, (b) located below the lowest known — penetrated and assessed — structural occurrence of hydrocarbons or (c) at locations that are not offsetting (adjacent to) productive wells.
Commonly Used Oil and Gas Terms, page 45
10.	Your definition for development well does not agree with Rule 4-l0(a)(11) of Regulation S-X due to the additional phrase “including a well drilled to find and produce probable reserves.” If you have classified well costs as development on this basis, please amend your document to disclose development well costs only as defined by Rule 4-l0(a)(11) and Rule 4-l0(a)(16). Please amend your historical drilling activity to comply with Rule 4-10(a)(11).

Response: In response to this comment, Newfield is providing to you supplementally its proposed revisions to pages 2, 3, 12, 31, 45 and 89 of the Form 10—K.

11.	Your definitions of proved reserves, proved developed reserves and proved undeveloped reserves do not comply with those in Rule 4-10(a) of Regulation S-X. Please amend your document to include at least one reference to Rule 4-10(a)(2), (3) and (4) as the only applicable definitions of proved oil and gas reserves, proved developed oil and gas reserves and proved undeveloped reserves. This is available at our website, http://www.sec.gov/about/forms/regs-x.pdf.

United States Securities and Exchange Commission

January 16, 2007
Response: In response to this comment, Newfield is providing to you supplementally its proposed revisions to page 46 of the Form 10-K.
Supplementary Financial Information Supplementary Oil And Gas Disclosures — Unaudited, Page 89
Estimated Net Quantities of Proved Oil and Gas Reserves, page 91
12.	We note the disclosure of your proved reserves and their changes as prescribed by paragraph 11 of FAS 69. This statement also requires “Changes resulting from each of the following shall be shown separately with appropriate explanation of significant changes.” Please amend your document to explain the significant changes disclosed here.

Response: In response to this comment, Newfield is providing to you supplementally its proposed revision to page 91 of the Form 10-K.

Exhibit C hereto contains Newfield’s written acknowledgement as requested by the Staff.

United States Securities and Exchange Commission

January 16, 2007
     If you have any questions with respect to the foregoing, please call the undersigned at (713) 751—3207.

Very truly yours, KING & SPALDING LLP
By:	/s/ James H. Wilson
James H. Wilson

c:	Sandy Eisen Ronald Winfrey

Exhibit A
Consent of Ryder Scott Company
[Ryder Scott Company Letterhead]
January 16, 2007
Newfield Exploration Company
363 North Sam Houston Parkway East
Suite 2020
Houston, Texas 77060
Ladies and Gentlemen:
     We have reviewed the comments of the staff of the Securities and Exchange Commission with respect to Newfield Exploration Company’s annual report on Form 10-K for the year ended December 31, 2005 set forth in a letter dated December 28, 2006. We hereby consent to the use of our name in Newfield’s written response to the comments and confirm that the statements attributed to us in such response are accurate.

Very truly yours, RYDER SCOTT COMPANY, L.P.
By:	/s/ Ronald E. Rhodes
	Name:	Ronald E. Rhodes
	Title:	Managing Senior Vice President

Exhibit B
Consent of DeGolyer and MacNaughton
[DeGolyer and MacNaughton Letterhead]
January 16, 2007
Newfield Exploration Company
363 North Sam Houston Parkway East
Suite 2020
Houston, Texas 77060
Ladies and Gentlemen:
     We have reviewed the comments of the staff of the Securities and Exchange Commission with respect to Newfield Exploration Company’s annual report on Form 10-K for the year ended December 31, 2005 set forth in a letter dated December 28, 2006. We hereby consent to the use of our name in Newfield’s written response to the comments and confirm that the statements attributed to us in such response are accurate.
Very truly yours,
/s/ DeGOLYER and MacNAUGHTON
DeGOLYER and MacNAUGHTON

Exhibit C
Acknowledgement of Newfield
[Newfield Exploration Company Letterhead]
January 16, 2007
VIA EDGAR AND HAND DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, NE
Washington, D.C. 20549-7010
Attention: Ms. April Sifford

Re:	Newfield Exploration Company Form 10-K for the Fiscal Year Ended December 31, 2005 Filed March 3, 2006 File No. 001-12534
Ladies and Gentlemen:
     In connection with responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced filing set forth in a letter dated December 28, 2006, Newfield Exploration Company acknowledges that:
•	Newfield is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Newfield may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, NEWFIELD EXPLORATION COMPANY
By:	/s/ Terry W. Rathert
Terry W. Rathert
Senior Vice President, Chief Financial Officer and Secretary